Exhibit 12.1

GULF POWER COMPANY

Computation of ratio of earnings to fixed charges for

the five years ended December 31, 2006

and the year to date March 31, 2007

					Three
					Months
					Ended
Year ended December 31,					March 31,
2002	2003	2004	2005	2006	2007
--------------------------------------------------Thousands of Dollars--------------------------------------------------

EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:

Earnings before income taxes	$104,397	$110,104	$108,135	$120,951	$124,582	$31,059
Interest expense, net of amounts capitalized	31,452	31,069	34,925	40,317	44,133	11,153
Distributions on mandatorily redeemable preferred securities	8,524	7,085	1,113	0	0	0
AFUDC - Debt funds	1,392	314	819	515	160	167

Earnings as defined	$145,765	$148,572	$144,992	$161,783	$168,875	$42,379

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$28,815	$27,194	$27,693	$29,718	$28,863	$8,363
Interest on affiliated loans	629	202	3,530	5,018	6,887	1,577
Interest on interim obligations	446	197	241	1,472	3,713	114
Amort of debt disc, premium and expense, net	2,591	2,895	3,050	2,963	2,894	734
Other interest charges	363	895	1,230	1,661	1,936	532
Distributions on mandatorily redeemable preferred securities	8,524	7,085	1,113	0	0	0

Fixed charges as defined	$41,368	$38,468	$36,857	$40,832	$44,293	$11,320

RATIO OF EARNINGS TO FIXED CHARGES	3.52	3.86	3.93	3.96	3.81	3.74